

09058515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 2 7 2009

Washington, DC
110

SEC FILE NUMBER
8- 40190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 Stevens Creek Blvd., Suite C
                            (No. and Street)

Cupertino,   California   95014
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 John Hsu   (408) 517-6000
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

□ Public Accountant

□ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___John Hsu_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Pyramid Financial Corporation_____ , as
of ___December 31_____ , 20___0&re true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of ___CALIFORNIA_____
County of ___SANTA CLARA_____
Subscribed and sworn (or affirmed) to before
me this _5_ day of JANUARY, 2009 by
___JOHN HSU___ personallly ~~known to me~~
~~or~~ proved to me on the basis of satisfactory
evidence to be the person(s) who appeared

_____
Notary Public

_____
Signature

_____
Title

DAKSHA K. PATEL
COMM. NO. 1575295
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES MAY 2, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pyramid Financial Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pyramid Financial Corporation:

We have audited the accompanying statement of financial condition of Pyramid Financial Corporation (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 25, 2009

*We Focus & Care*SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Pyramid Financial Corporation
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	28,192
Deposit with clearing organization		118,396
Receivable from broker-dealer		9,604
Furniture, equipment, and leasehold improvements, net		71,354
Other assets		24,828
Total assets	$	252,374

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,635
Line of credit		74,591
Total liabilities		80,226

Stockholder's equity

Common stock, $1 par value, 1,000,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	2,752,202
Accumulated deficit	(2,590,054)
Total stockholder's equity	172,148
Total liabilities and stockholder's equity	$ 252,374

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Income
For the Year Ended December 31, 2008

Revenues

Commission income	$	487,085
Trading income		148,136
Interest income		232,334
Total revenues		867,555

Expenses

Employee compensation and benefits	71,439
Commissions and floor brokerage	156,077
Communications	41,923
Professional fees	86,712
Interest	8,850
Occupancy	115,791
Other operating expenses	111,839
Total expenses	592,631
Net income (loss) before income tax provision	274,924
Income tax provision	800
Net income (loss)	$ 274,124

Pyramid Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 10,000	$ 2,752,202	$(2,501,527)	$ 260,675
Distributions	–	–	(362,651)	(362,651)
Net income (loss)	–	–	274,124	274,124
Balance at December 31, 2008	$ 10,000	$ 2,752,202	$(2,590,054)	$ 172,148

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)		$ 274,124
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 3,364	
(Increase) decrease:		
Deposit with clearing organization	(1,945)	
Receivable from broker-dealer	(3,795)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(1,200)	
Total adjustments		(3,576)
Net cash provided by (used in) operating activities		270,548
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from line of credit	(12,505)	
Distributions	(362,651)	
Net cash provided by (used in) financing activities		(375,156)
Net increase (decrease) in cash		(104,608)
Cash at beginning of year		132,800
Cash at end of year		$ 28,192

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Income taxes	$ 800	
Interest	$ 8,850	

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pyramid Financial Corporation (the "Company"), doing business as Wyse Securities, is a California corporation that was incorporated in April, 1988. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Revenues are generated through mutual fund transactions and security traders of buys and sells. Mutual fund transactions are processed directly by the mutual fund involved. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from broker-dealer is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful lives are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the straight line method.

Advertising costs are expensed as incurred. For the year ended December 31, 2008, the Company charged $1,424 to other operating expenses for advertising costs.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2008, includes interest earned for a deposit total of $118,396.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$ 149,278	5
Leasehold improvements	141,984	39
	291,262	
Less: accumulated depreciation	(219,908)	
Furniture, equipment and leasehold improvements, net	$ 71,354	

Depreciation expense for the year ended December 31, 2008, was $3,364.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporation tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the minimum California franchise tax.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $214,312, that expire as follows:

Expiration during year ended December 31,	Amount of unused operating loss carry-forwards
2020	$ 411,604
2021	776,119
2022	106,151
2023	134,872
	$ 1,428,746

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement for office space under a non-cancellable lease. The third amendment commenced September 1, 2005 and expires August 31, 2010. The lease may be extended for an additional 5 years at the option of the Company.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	Amount
2009	$ 92,568
2010	61,712
2011 & thereafter	—
Total	$ 154,280

Total rent expense for the year ended December 31, 2008, was $114,226.

The Company has a line of credit agreement with Bank of America under which it may borrow up to $100,000. Borrowing on the line of credit bears interest at a fixed rate of 5.38%. At December 31, 2008, there was an outstanding balance of $74,591.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or SIPC, up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

During 2008, the Company and its sole shareholder were named as defendants in an action brought by former clients. This case is being brought before the FINRA Arbitration Board. The Company plans to vigorously defend itself in this arbitration. These financial statements reflect no adjustment for any potential liabilities associated with this arbitration.

Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2008, the Company had net capital of $75,966 which was $70,618 in excess of its required net capital of $5,348; and the Company's ratio of aggregate indebtedness ($80,226) to net capital was 1.06:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a $14,585 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 90,551
Adjustments:		
Accumulated deficit	$ (78,186)	
Non-allowable assets	63,601	
Total adjustments		(14,585)
Net capital per audited statements		$ 75,966

Pyramid Financial Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Stockholder's equity

Common stock	$ 10,000	
Additional paid-in capital	2,752,202	
Accumulated deficit	(2,590,054)	
Total stockholder's equity		$ 172,148

Less: Non-allowable assets

Furniture, equipment, and leasehold improvements, net	(71,354)	
Other assets	(24,828)	
Total adjustments		(96,182)
Net capital		75,966

Computation of net capital requirements

Minimum net capital requirements

6 ⅔ percent of net aggregate indebtedness	$ 5,348	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,348

Excess net capital $ 70,618

Ratio of aggregate indebtedness to net capital   1.06: 1

There was a $14,585 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 9.

See independent auditor's report.

Pyramid Financial Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Pyramid Financial Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Pyramid Financial Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Pyramid Financial Corporation:

In planning and performing our audit of the financial statements of Pyramid Financial Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures refer red to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 25, 2009